Exhibit 99.8

THOMVEST SUBMITS PROPOSAL TO ACQUIRE

LIMINAL BIOSCIENCES ON AN ALL CASH BASIS

Toronto, Ontario – April 5, 2023: Thomvest Asset Management Ltd. (“Thomvest”) today announced that it has made a non-binding, all cash proposal (the “Proposal”) to acquire the outstanding common shares (“Common Shares”) of Liminal BioSciences Inc. (Nasdaq: LMNL) (the “Corporation”), other than the 64% owned by Structured Alpha LP (“SALP”), a limited partnership of which Thomvest is the sole general partner, for US$7.50 per Common Share. The proposal represents:

•	a 107% premium to the closing price of the Common Shares on April 4, 2023;

•	a 31% premium to the highest price at which the Common Shares traded during the period since the abandonment of the Corporation’s Fezagepras clinical program; and

•	a 44% premium to the volume-weighted average price of the Common Shares since the effectiveness of the 1-for-10 share consolidation.

Thomvest presented its proposal in a letter to the board of directors of the Corporation (the “Proposal Letter”) on April 4, 2023, a copy of which is attached to Thomvest’s early warning report filed under the Corporation’s profile on SEDAR (www.sedar.com). In the Proposal Letter, Thomvest requested that the Corporation promptly form a committee consisting of independent directors and that the committee engage appropriate legal and financial advisors, including an independent financial advisor to prepare a formal valuation required by applicable securities laws. The proposed transaction would be conditioned on the receipt of customary approvals, including regulatory approvals, the receipt of shareholder approvals required under applicable securities laws, including Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, and other conditions customary for a transaction of this nature, including confirmatory due diligence satisfactory to Thomvest.

No assurances can be given that a definitive agreement with respect to the proposed transaction will be entered into, as to the final terms of any agreed transaction or that a transaction will be consummated.

Early Warning Disclosure

This press release is being issued pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which requires that an early warning report be filed under the Corporation’s profile on SEDAR (www.sedar.com) containing additional information respecting the foregoing matters. A copy of such report may be obtained by contacting Karen Morris (tel: (416) 364-8700).

On November 13, 2020, SALP filed an early warning report disclosing its direct and indirect ownership of 19,876,129 Common Shares and warrants to purchase 3,326,629 Common Shares, which represented approximately 67.6% of the outstanding Common Shares without giving effect to the exercise of such warrants or approximately 70.9% after giving effect to the exercise of such warrants.

On November 25, 2020, SALP acquired additional warrants to purchase 789,473 Common Shares. On February 16, 2022, warrants to purchase 168,735 Common Shares held by SALP were cancelled in connection with the repayment of certain indebtedness owed to SALP by the Corporation. As of April 5, 2023, after giving effect to the 10:1 share consolidation completed by the Corporation on January 25, 2023, SALP beneficially owns, or exercises control or direction over, 1,987,622 Common Shares and warrants to acquire 394,737 Common Shares, representing approximately 64% of the outstanding Common Shares without giving effect to the exercise of the warrants and approximately 68% after giving effect to the exercise of the warrants based upon 3,104,222 Common Shares outstanding as of March 7, 2023, as reported in the Corporation’s management’s discussion and analysis for the year ended December 31, 2022.

Thomvest and its affiliates may at any time, or from time to time: acquire additional Common Shares or dispose of Common Shares; propose, pursue or choose not to pursue the Proposal; change the terms of the Proposal, including the price, form of consideration, conditions or scope of the transaction; or change their intentions with respect to any such matters.

While the Proposal remains under consideration or negotiation by the Corporation and its board of directors (including the independent committee), Thomvest and/or its affiliates expect to respond to inquiries from, and negotiate the terms of the Proposal with, the Corporation and its board of directors (including the independent committee) or their respective representatives. These negotiations may include changes to the terms of the Proposal, including the consideration. Thomvest does not intend to make additional disclosure regarding the Proposal until a definitive agreement has been reached or unless disclosure is otherwise required under applicable U.S. or Canadian securities laws.

Other than as described in this report and in the Proposal Letter, Thomvest and its affiliates have no plans or proposals of the type referred to in clauses (a) through (k) of Thomvest’s early warning report filed on SEDAR, although it and its affiliates reserve the right to formulate such plans or proposals in the future. If the proposed transaction is not consummated, Thomvest and its affiliates will continue to regularly review and assess their investment in the Corporation and, depending on market conditions and other factors, may determine, from time to time, to engage in any of the actions set forth in Items 5(a) through (k) of Thomvest’s early warning report filed on SEDAR.

About Thomvest

Thomvest and its affiliates are a group of investment companies which make investments on behalf of Peter J. Thomson and his family. For more than 25 years, Thomvest has aligned its capital with exceptional teams to achieve superior results.